UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .

Commission File Number 1-5924

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

88 East Broadway Boulevard
Tucson, Arizona 85701

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada A1E 0E4

* Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Tucson Electric Power Company 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ R&A CPAs, a professional corporation
R&A CPAs, a professional corporation
Tucson, Arizona
June 15, 2020

We have served as the Plan’s auditor since 2018.

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,
	2019	2018
ASSETS

Investments (at Fair Value)
Mutual Funds	$313,479	$257,949
Common Collective Trust	11,994	9,678
Self-Directed Brokerage Accounts	19,587	16,886
Fortis Inc. Common Stock	674	326
Total Investments at Fair Value	345,734	284,839

Receivables
Employee 401(k) Deferral Contributions	76	72
Employer Match Contributions	28	27
Notes Receivable from Participants	8,771	8,652
Total Receivables	8,875	8,751

Net Assets Available for Benefits	$354,609	$293,590

The accompanying notes are an integral part of these financial statements.

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

Year Ended December 31,
2019
ADDITIONS:
Investment Income
Net Appreciation in Fair Value of Investments	$54,529
Interest and Dividends	12,487
Fee Income	355
Total Investment Income	67,371

Interest Income on Notes Receivable from Participants	556

Contributions
Employee 401(k) Deferral	16,275
Employer Match	6,984
Employee Rollover	1,678
Total Contributions	24,937
Total Additions	92,864

DEDUCTIONS:
Benefits Paid to Participants	31,416
Fee Expense	355
Administrative Expenses	74
Total Deductions	31,845

Net Increase in Net Assets Available for Benefits	61,019
Net Assets Available for Benefits, Beginning of Year	293,590
Net Assets Available for Benefits, End of Year	$354,609

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN
The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan originally effective in 2000. The Plan has been amended throughout the years to comply with tax legislation and most recently restated effective January 1, 2015. All regular employees of Tucson Electric Power Company (Plan Sponsor) and participating subsidiaries of UNS Energy Corporation (UNS Electric, Inc., UNS Gas, Inc., and Southwest Energy Solutions), the parent company of the Plan Sponsor (collectively the Company), who are employed by the Company on or after January 1, 1985, are eligible to participate. UNS Energy is an indirect wholly-owned subsidiary of Fortis Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC), as amended.
Administration
The Company’s Pension Committee (the Plan Administrator), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as Trustee of all Plan investments. Fidelity Workplace Services LLC serves as record keeper for the Plan. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments as they are paid through revenue sharing, rather than direct payment. The Company funds the Plan’s other administrative costs, except for loan administrative fees and brokerage account fees. Loan administrative fees and brokerage account fees are paid directly by the participants out of their accounts and recorded as Administrative Expenses on the Statement of Changes in Net Assets Available for Benefits.
Contributions
The Plan includes a salary deferral arrangement allowed under Section 401(k) of the IRC. Eligible participants are permitted to elect up to 25% (50% for participants employed by UNS Electric, Inc. or UNS Gas, Inc.) of their compensation to be contributed as pre-tax 401(k) contributions to the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees, except those under certain collective bargaining agreements, are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation on a pre-tax basis and their contributions invested in a designated balanced fund until changed by the participant. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants are permitted to elect Roth IRA (after-tax) contributions.
The Plan was amended effective September 4, 2018, to permit participants to direct up to 20% of their compensation deferral contributions into the Fortis Inc. common stock fund and cannot contribute to the common stock fund if the contribution will increase the balance of common stock to greater than 20% of their account balance.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of contributions into various investment options offered by the Plan. Contributions are subject to certain Internal Revenue Service (IRS) limitations.
The Company may, at its discretion, make matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations, including the amount contributed to the Plan. For the Plan years ended December 31, 2019 and 2018, the Company made matching contributions: (i) to Tucson Electric Power Company unclassified employees of 100% of employee deferrals up to 4.5% of eligible compensation; (ii) to UNS Gas, Inc. and UNS Electric, Inc. unclassified employees of 50% of employee deferrals up to 6% of eligible compensation; and (iii) per applicable collective bargaining agreements for classified employees.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and an allocation of Plan earnings or losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account.

NOTES TO FINANCIAL STATEMENTS (Continued)

Vesting
Participants are 100% vested immediately in their contributions and matching contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms may not exceed five years, except notes used to purchase a principal residence, which may have a term up to 15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if payments are not made for any consecutive three-month period. When a participant fails to repay a note in full, the value of the participant’s account is immediately reduced by the amount of unpaid principal and interest and/or any distribution is reduced by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%.
Benefit Payments
Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in the form of a lump sum distribution. Effective July 1, 2019, the Plan was amended to allow installment payments to participants with severance from employment after age 55 or those with severance of employment prior to age 55 that have attained age 59½ at the time of the distribution request. The Plan allows for in-service distributions if a participant reaches age 59½, as well as hardship distributions subject to Plan provisions. If a participant terminates employment and the participant’s account balance does not exceed $1,000, the Plan Administrator will authorize the benefit payment without the participant’s consent.
Hardship Withdrawals
Participants may withdraw the vested portion of their individual account balance in the event of financial hardship due to an immediate and heavy financial need as defined in the plan document. The participant is unable to contribute to the Plan for six months following receipt of a hardship withdrawal. Effective July 1, 2019, the Plan was amended to remove the six month contribution suspension requirement.
NEW ACCOUNTING STANDARDS ISSUED AND NOT YET ADOPTED
New authoritative accounting guidance issued by the Financial Accounting Standards Board was assessed and either determined to not be applicable or is expected to have an insignificant impact on the Plan and disclosures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America applicable to employee benefit plans subject to ERISA.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures about contingent assets and liabilities, as of the dates of the financial statements. Actual results may differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustees. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES TO FINANCIAL STATEMENTS (Continued)

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loan fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make note repayments for any three-month period and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded upon the occurrence of a distributable event.
Payment of Benefits
Benefits are recorded when paid.
Fee Income and Expenses
In the event that record-keeping revenue received in connection with plan services under revenue sharing arrangements exceeds agreed upon compensation levels, such excess revenue is deposited to a suspense account and allocated to accounts of eligible participants. Administrative expense refunds, and the corresponding administrative expenses, are recognized on a gross basis on the Statement of Changes in Net Assets Available for Benefits.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and benefit payments are charged directly to the participant’s account and are included in administrative expense. Investment related expenses are included in net appreciation of fair value of investments.
Subsequent Events
Management evaluated subsequent events through June 15, 2020, the date the financial statements were available to be issued and has determined that, except for the matter noted below, no significant events occurred after December 31, 2019, but prior to the issuance of these financial statements, that would have a material impact on these financial statements.
On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has affected, and may continue to affect, economic activity globally, nationally, and locally. The Plan’s investment portfolio has incurred a decline in fair value since December 31, 2019, with the market continuing to demonstrate volatility. Economic and market conditions and other effects of the COVID-19 pandemic may continue to affect the Plan. Management cannot predict the extent of the impact of the COVID-19 pandemic on the Plan’s financial condition, liquidity, and future results of operations for 2020.
The Coronavirus Aid Relief, and Economic Security Act (CARES Act) was signed into law on March 27, 2020. Along with other significant provisions, the CARES Act includes several temporary relief provisions available to tax qualified retirement plans and their qualifying participants such as: (i) a new hardship withdrawal option; (ii) increased loan limits; (iii) a loan payment pause option; and (iv) a waiver of required minimum distributions. Plan Management has adopted these provisions into the Plan.

NOTE 3. FAIR VALUE OF INVESTMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;

•	Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

–	quoted prices for similar assets or liabilities in active markets;

–	quoted prices for identical or similar assets or liabilities in inactive markets;

–	inputs other than quoted prices that are observable for the asset or liability;

NOTES TO FINANCIAL STATEMENTS (Continued)

–	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used as of December 31, 2019 and 2018.

•
Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded;

•
Common Collective Trust: Valued at the NAV of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner;

•
Self-Directed Brokerage Accounts: Investments held in participant self-directed accounts are typically market traded securities. As such, the statement value will be the price of the security’s last trade registered on the security’s market of record on the reporting date;

•
Common Stock: Valued at the closing market price reported on the New York Stock Exchange. The Fortis Inc. common stock fund is comprised of shares of Fortis Inc. common stock as well as cash and cash equivalents to facilitate execution of daily transactions.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2019
(in thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$313,479	$—	$—	$313,479
Common Collective Trust	—	11,994	—	11,994
Self-Directed Brokerage Accounts	19,587	—	—	19,587
Fortis Inc. Common Stock	674	—	—	674
Total Investments at Fair Value	$333,740	$11,994	$—	$345,734

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$257,949	$—	$—	$257,949
Common Collective Trust	—	9,678	—	9,678
Self-Directed Brokerage Accounts	16,886	—	—	16,886
Fortis Inc. Common Stock	326	—	—	326
Total Investments at Fair Value	$275,161	$9,678	$—	$284,839

NOTE 4. PLAN TAX STATUS
The Plan is placing reliance on an opinion letter received from the IRS dated September 6, 2017, indicating that the Plan is qualified under Section 401 of the IRC and is, therefore, not subject to tax under current income tax law. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Management does not believe any such uncertain positions exist. The Plan Administrator believes that the Plan is qualified and is tax-exempt.

NOTES TO FINANCIAL STATEMENTS (Continued)

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5. PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, therefore, the investment transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment.
Certain Plan investments consist of Fortis Inc. common stock which is managed by Fidelity Management Trust Company. These transactions qualify as party-in-interest transactions. As of December 31, 2019, the Plan held 16,211 shares of Fortis Inc. common stock with a cost basis of $565,123. As of December 31, 2018, the Plan held 9,747 shares of Fortis Inc. common stock with a cost basis of $320,249. During the year ended December 31, 2019, the Plan recorded dividend income from Fortis Inc. common stock of $16,482 which is included in Interest and Dividends on the Statement of Changes in Net Assets Available for Benefits.
All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE 6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits from the financial statements to Form 5500:

	December 31,
(in thousands)	2019	2018
Net Assets Available for Benefits	$354,609	$293,590
Deemed Distributions	(85)	(42)
Contributions for 2018, Received in 2019	—	(99)
Contributions for 2019, Received in 2020	(104)	—
Net Assets Available for Benefits per Form 5500	$354,420	$293,449

NOTES TO FINANCIAL STATEMENTS (Concluded)

The following is a reconciliation of the Change in Net Assets Available for Benefits from the financial statement to Form 5500:

Year Ended December 31,
(in thousands)	2019
Net Increase in Net Assets Available for Benefits	$61,019
Deemed Distributions, Net	(42)
Contributions for 2018, Received in 2019	99
Contributions for 2019, Received in 2020	(104)
Net Increase per Form 5500	$60,972

SUPPLEMENTAL INFORMATION

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
E.I.N. 86-0062700 PLAN NO. 007
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
		Mutual Funds:
	T Rowe Price	Blue Chip Growth Fund		$32,062,367
	JPMorgan	Equity Income Fund		16,134,047
	American Beacon	Small Cap Value Fund		4,330,101
	Franklin	Utilities Fund Class R6		4,749,464
	Janus	Flexible Bond Fund Class N		8,837,098
*	Fidelity	Intermediate Bond Fund		11,741,858
*	Fidelity	Small Cap Stock		4,183,241
*	Fidelity	Government Money Market		15,076,575
*	Fidelity	Diversified International Fund - Class K		15,791,196
*	Fidelity	Growth Company Fund		51,549,703
*	Fidelity	Low Priced Stock Fund		11,648,366
*	Fidelity	500 Index Fund		20,123,721
*	Fidelity	Mid Cap Index Fund		2,649,559
*	Fidelity	Freedom Income Fund K		663,922
*	Fidelity	Freedom 2005 K		100,803
*	Fidelity	Freedom 2010 K		577,781
*	Fidelity	Freedom 2015 K		5,283,083
*	Fidelity	Freedom 2020 K		15,130,706
*	Fidelity	Freedom 2025 K		16,178,820
*	Fidelity	Freedom 2030 K		17,119,097
*	Fidelity	Freedom 2035 K		15,023,702
*	Fidelity	Freedom 2040 K		16,912,528
*	Fidelity	Freedom 2045 K		13,359,648
*	Fidelity	Freedom 2050 K		9,412,257
*	Fidelity	Freedom 2055 K		4,198,904
*	Fidelity	Freedom 2060 K		636,759
*	Fidelity	Freedom 2065 K		3,529
		Total Mutual Funds		313,478,835
		Collective Fund:
*	Fidelity	Managed Income Portfolio Class 1		11,993,783
		Self-Directed Brokerage Accounts:
*	Other	Brokerage Link Accounts		19,587,399
		Common Stock:
*	Fortis Inc.	Common Stock		674,093
*	Participants	Participant Loans:
		Ranges: Maturity 1 to 15 years; Rates 5.25% to 10.25%, collateralized by participant accounts	$—	8,770,716
	Total Assets			$354,504,826
* Indicates Party-in-Interest
** Cost omitted for participant-directed accounts

EXHIBIT

EXHIBIT INDEX
Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tucson Electric Power Company 401(k) Plan

Date:	June 15, 2020	/s/ Martha B. Pritz
Martha B. Pritz
Sr. Director and Treasurer
Member of Pension Committee